                                                                       EXHIBIT 1

                          NORTH AMERICAN PALLADIUM LTD.

                             MATERIAL CHANGE REPORT


Pursuant to:         Section 67(1)(b) of the Securities Act (British Columbia)
                     Section 118(1)(b) of the Securities Act (Alberta)
                     Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
                     Section 75(2) of the Securities Act (Ontario)
                     Section 73 of the Securities Act (Quebec)
                     Section 81(2) of the Securities Act (Nova Scotia)
                     Section 76(2) of the Securities Act (Newfoundland)

ITEM 1.        REPORTING ISSUER

               The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.        DATE OF MATERIAL CHANGE

               March 10, 2004

ITEM 3.        PRESS RELEASE

               March 10, 2004

ITEM 4.        SUMMARY OF MATERIAL CHANGE

               For the year ended December 31, 2003 the Corporation reported net income of $38,378,000 or $0.75 per share (diluted) on revenues of $192,141,000 compared to net income of $15,082,000 or $0.30 per share (diluted) on revenues of $176,773,000 for the year ended December 31, 2002. Revenue increased in the current year due to a 32% increase in palladium production, combined with increased production of byproduct metals and stronger by-product metal prices. During 2003, the spot price for palladium averaged US$200 per ounce compared to US$338 during 2002. In 2003, the Corporation's revenue benefited from the protection of the floor price of US$325 per ounce on 100% of production under our palladium sales contract. Revenue from by-product metal increased by 64% to $63,424,000 in 2003 compared to $38,666,000 in 2002 reflecting the increased production of, and much improved pricing for nickel, platinum, gold and copper.

ITEM 5.        FULL DESCRIPTION OF MATERIAL CHANGE

               See attached press release.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE SECURITIES ACT (BRITISH COLUMBIA); SECTION 118(2) OF THE SECURITIES ACT (ALBERTA);
               SECTION 84(2) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN); SECTION 75(3) OF THE SECURITIES ACT (ONTARIO); SECTION 74 OF THE SECURITIES ACT (QUEBEC); SECTION 81(3) OF THE SECURITIES ACT (NOVA SCOTIA) AND SECTION 76(3) OF THE SECURITIES ACT (NEWFOUNDLAND)

               N/A

ITEM 7.        OMITTED INFORMATION

               N/A

ITEM 8.        SENIOR OFFICERS

               Mary D. Batoff, Secretary

               Tel.:  416-360-2655

ITEM 9.        STATEMENT OF SENIOR OFFICER

               The foregoing accurately discloses the material change referred to herein.

               DATED at Toronto, this 18th day of March, 2004.



                                           NORTH AMERICAN PALLADIUM LTD.



                                           Per: "MARY D. BATOFF" (SIGNED)
                                               ---------------------------------
                                               Mary D. Batoff
                                               Secretary

                                     [LOGO]
                          North American PALLADIUM Ltd.


130 Adelaide St. West
Suite 2116                                             --------------
Toronto, ON                                             NEWS RELEASE
M5H 3P5                                                --------------


Website: www.napalladium.com                           March 10, 2004

FOR IMMEDIATE RELEASE                                  Trading Symbol TSE - PDL
---------------------                                                AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                                  2003 RESULTS


NORTH AMERICAN PALLADIUM LTD. announces financial results for the year ended December 31, 2003.


                                FINANCIAL RESULTS
                                -----------------

For the year ended December 31, 2003 the Company reported net income of $38,378,000 or $0.75 per share (diluted) on revenues of $192,141,000 compared to net income of $15,082,000 or $0.30 per share (diluted) on revenues of $176,773,000 for the year ended December 31, 2002. Revenue increased in the current year due to a 32% increase in palladium production, combined with increased production of by-product metals and stronger by-product metal prices. During 2003, the spot price for palladium averaged US$200 per ounce compared to US$338 during 2002. In 2003, the Company's revenue benefited from the protection of the floor price of US$325 per ounce on 100% of production under our palladium sales contract. Revenue from byproduct metal increased by 64% to $63,424,000 in 2003 compared to $38,666,000 in 2002 reflecting the increased production of, and much improved pricing for nickel, platinum, gold and copper.

In the current year there was a foreign exchange gain of $18.1 million compared to a gain of $0.8 million in 2002. The foreign exchange gain in the current year relates primarily to the Company's US dollar denominated credit facilities which have benefited from the strengthening of the Canadian dollar compared to the US dollar. The 2003 foreign exchange gain includes $12.6 million, which is unrealized and will be subject to future exchange rate fluctuations.



News Release, March 10, 2004       Page 1 of 9     North American Palladium Ltd.

The Company's 2003 tax provision was reduced by $2.9 million for the non-taxable portion of a capital gain relating to the foreign exchange gain and $3.5 million for changes in federal and provincial income tax rates and laws affecting the resource industry.

The Company reported net income for the three months ended December 31, 2003 of $16,092,000 or $0.31 per share (diluted) on revenues of $59,805,000 compared to a net loss of $1,526,000 or $0.03 per share (diluted) on revenues of $43,904,000 for the three months ended December 31, 2002. The fourth quarter marked the second consecutive quarter that the Company operated under normal conditions with the new primary crusher fully operational. Metal production in the fourth quarter was higher than budget as a result of higher palladium head grades and improved mill availability and throughput.

Cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, decreased to US$175 per ounce in 2003 compared to US$264 per ounce in 2002. The improvement in unit cash costs was achieved by a 32% increase in palladium production combined with higher revenue from by-product metals. The Lac des Iles mine produced 288,703 ounces of palladium in the current year compared to 219,325 ounces in 2002. With the activation of the new primary crusher in June 2003 and continued improvements in mill throughput and availability and stronger by product revenues, cash cost improved to US$108 per ounce in the second half of 2003 and was US$85 per ounce in the fourth quarter of 2003. Part of this low fourth quarter production cost was a result of a palladium head grade of 2.6 grams per tonne compared to an open pit life of mine head grade of 1.9 grams per tonne.

Cash provided by operations (prior to changes in non-cash working capital) was $21,792,000 for the fourth quarter of 2003 and $59,802,000 for the year ended December 31, 2003. This compares with cash provided by operations (prior to changes in non-cash working capital) of $9,124,000 for the fourth quarter 2002 and $47,472,000 for the year ended December 31, 2002. The improvement in cash provided by operations in 2003 resulted in cash and cash equivalents of $11,950,000 at December 31, 2003 and a reduction in the Company's debt position by $63,653,000 during the year.

                                                FOURTH QUARTER                   YEAR ENDED
                                                  DECEMBER 31,                  DECEMBER 31,
                                           -------------------------------------------------------
                                             (thousands of Canadian Dollars, except per share
                                                              amounts)
                                              2003             2002            2003        2002
                                           -------------------------------------------------------
Revenue from Metal Sales                     59,805           43,904         192,141     176,773
Net Income (Loss)                            16,092           (1,526)         38,378      15,082
Operating Cash Flow*                         21,792            9,124          59,802      47,472
Net Income (Loss) per Share - Diluted          0.31            (0.03)           0.75        0.30
*Prior to changes in non-cash working capital

--------------------------------------------------------------------------------


News Release, March 10, 2004       Page 2 of 9     North American Palladium Ltd.

NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan. PALLADIUM is also used in the dental, electronics, jewelry and chemical sectors.

For further information contact:
Andre Douchane - President & CEO
Tel: (416) 360-2653  email: ADOUCHANE@NAPALLADIUM.COM

George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650 email: GFAUGHT@NAPALLADIUM.COM

Douglas H. Bache - Treasurer
Tel: (416) 360-2651 email: DBACHE@NAPALLADIUM.COM

Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mining and milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.


News Release, March 10, 2004       Page 3 of 9     North American Palladium Ltd.


                            NORTH AMERICAN PALLADIUM LTD.
                             CONSOLIDATED BALANCE SHEETS
                       (Canadian funds in thousands of dollars)

                                                                  December 31
                                                             2003             2002
                                                          ----------       ----------
                                        ASSETS                             Restated,
                                        ------                             Note 2(b)
CURRENT ASSETS
Cash and cash equivalents                                 $  11,950        $  11,536
Short-term investments                                        1,813            5,127
Concentrate awaiting settlement, net - Note 3                94,610           85,312
Inventories                                                   9,141            7,414
Crushed and broken ore stockpiles - Note 4                    6,251            9,157
Future tax asset                                                 84            4,868
Accounts receivable and other assets                          1,387            1,683
                                                          ----------       ----------
                                                            125,236          125,097

Mining interests, net                                       247,116          266,075
Mine closure deposit - Note 5                                 4,733            3,470
Deferred financing costs                                      1,290            2,080
Crushed and broken ore stockpiles - Note 4                    5,983            7,983
Future tax asset                                              9,334           11,218
                                                          ----------       ----------
                                                          $ 393,692        $ 415,923
                                                          ----------       ----------

                         LIABILITIES AND SHAREHOLDERS' EQUITY
                         ------------------------------------

CURRENT LIABILITIES
Accounts payable and accrued liabilities                  $  16,041        $  14,813
Taxes payable                                                 1,311            1,940
Future tax liability                                            216                -
Current portion of obligations under capital leases           1,070            1,127
Current portion of project term loan                         34,538           51,083
                                                          ----------       ----------
                                                             53,176           68,963

Mine closure obligation                                       7,300            7,019
Obligations under capital leases                              1,015            1,024
Project term loan                                             7,272           51,083
Kaiser-Francis credit facility                               14,866           18,163
Future tax liability                                         10,108            9,600
                                                          ----------       ----------
                                                             93,737          155,852
SHAREHOLDERS' EQUITY
Capital stock - Note 9                                      313,489          311,983
Deficit                                                     (13,534)         (51,912)
                                                          ----------       ----------
Total shareholders' equity                                  299,955          260,071
                                                          ----------       ----------
                                                          $ 393,692        $ 415,923
                                                          ----------       ----------


News Release, March 10, 2004       Page 4 of 9     North American Palladium Ltd.


                                    NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
             (Canadian funds in thousands of dollars, except share and per share amounts)

                                                                   Year ended December 31
                                                        2003              2002              2001
                                                    ------------      ------------      ------------
                                                                        Restated,          Restated,
                                                                        Note 2(b)          Note 2(b)
REVENUE FROM METAL SALES - Note 11                  $    192,141      $    176,773      $    121,496
Deduct: smelter treatment, refining and freight
  costs                                                  (19,048)          (16,909)          (11,140)
                                                    ------------      ------------      ------------
Net revenue from mining operations                       173,093           159,864           110,356
                                                    ------------      ------------      ------------

OPERATING EXPENSES
Production costs including overhead                      103,654           100,599            66,405
Amortization                                              28,590            20,190            11,515
Administrative expenses                                    3,788             4,212             4,112
Provision for mine closure costs                             921               587               637
Write-down of mining interests                             2,315              --               4,636
                                                    ------------      ------------      ------------
Total operating expenses                                 139,268           125,588            87,305
                                                    ------------      ------------      ------------
INCOME FROM MINING OPERATIONS                             33,825            34,276            23,051
                                                    ------------      ------------      ------------

OTHER INCOME (EXPENSES)
Interest income                                              474               663             1,560
Loss on disposal of capital assets                          (788)              (99)              (14)
Interest                                                     (17)             (433)             (226)
Interest on long-term debt                                (3,158)           (5,405)           (3,406)
Exploration expense                                       (1,942)             (850)             (927)
Foreign exchange gain (loss)                              18,138               792            (6,765)
                                                    ------------      ------------      ------------
Total other income (expenses)                             12,707            (5,332)           (9,778)
                                                    ------------      ------------      ------------

INCOME BEFORE INCOME TAXES                                46,532            28,944            13,273
Provision for income taxes - Note 8                        8,154            13,862             6,085
                                                    ------------      ------------      ------------

NET INCOME FOR THE YEAR                                   38,378            15,082             7,188

Deficit, beginning of year                               (51,912)          (66,994)          (74,182)
                                                    ------------      ------------      ------------
Deficit, end of year                                $    (13,534)     $    (51,912)     $    (66,994)
                                                    ------------      ------------      ------------

                                                    ------------      ------------      ------------
Net income per share                                $       0.76      $       0.30      $       0.14
                                                    ------------      ------------      ------------
Diluted net income per share                        $       0.75      $       0.30      $       0.14
                                                    ------------      ------------      ------------

Weighted average number of shares
  outstanding - basic                                 50,763,566        50,544,634        50,375,690
                                                    ------------      ------------      ------------
Weighted average number of shares
  outstanding - diluted                               50,832,904        50,593,508        50,543,134
                                                    ------------      ------------      ------------

News Release, March 10, 2004                 Page 5 of 9                North American Palladium Ltd.


                               NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (Canadian funds in thousands of dollars)

                                                           Year ended December 31
                                                     2003          2002           2001
                                                 ------------  ------------   ------------
                                                                 Restated,      Restated,
                                                                 Note 2(b)      Note 2(b)
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income for the year                           $  38,378      $  15,082      $   7,188
Operating items not involving cash
  Future income tax expense                           7,392         13,046          4,428
  Amortization                                       28,590         20,190         11,515
  Accrued interest on mine closure deposit              (63)           (38)          (102)
  Write-down of mining interests                      2,315             --          4,636
  Foreign exchange loss (gain)                      (18,519)        (1,494)         6,037
  Loss on disposal of capital assets                    788             99             14
  Provision for mine closure costs                      921            587            637
                                                 ------------  ------------   ------------
                                                     59,802         47,472         34,353

Changes in non-cash working capital - Note 10        (5,235)        (5,369)       (31,410)
                                                 ------------  ------------   ------------
                                                     54,567         42,103          2,943
                                                 ------------  ------------   ------------

FINANCING ACTIVITIES
Repayment of project term loan                      (45,134)       (33,233)        (6,724)
Issuance of common shares                             1,506          1,199          1,950
Mine closure deposit                                 (1,200)        (1,200)        (1,100)
Obligations under capital leases                     (1,046)        (1,419)        (1,043)
Notes payable - Kaiser-Francis Oil Company               --         10,372          7,819
Deferred financing costs                                 --             --           (276)
Increase in project term loan                            --             --         78,513
                                                 ------------  ------------   ------------
                                                    (45,874)       (24,281)        79,139
                                                 ------------  ------------   ------------

INVESTING ACTIVITIES
Short-term investments                                3,314           (128)        35,453
Additions to plant and equipment                    (10,711)        (5,579)      (116,704)
Mining claims, exploration and development
costs                                                  (996)        (2,867)        (3,590)
Proceeds on disposal of plant and equipment             114            513             31
                                                 ------------  ------------   ------------
                                                     (8,279)        (8,061)       (84,810)
                                                 ------------  ------------   ------------

Increase (decrease) in cash and cash
equivalents                                             414          9,761         (2,728)
Cash and cash equivalents, beginning of year         11,536          1,775          4,503
                                                 ------------  ------------   ------------
Cash and cash equivalents, end of year            $  11,950      $  11,536      $   1,775
                                                 ------------  ------------   ------------


News Release, March 10, 2004            Page 6 of 9          North American Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
       NOTESTO THE DECEMBER 31, 2003 CONSOLIDATED FINANCIAL STATEMENTS (in
      thousands of Canadian dollars except per share and per ounce amounts)

1)   BASIS OF PRESENTATION
These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures will be included in the Company's annual report to shareholders for the year ended December 31, 2003. Accordingly, these consolidated financial statements should be read in conjunction with the audited fiscal financial statements.

2)   CHANGES IN ACCOUNTING POLICIES

     A.   STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. As a result of this change in accounting policy, which was applied prospectively, an expense of $138 was recorded in 2003 to reflect the fair value of stock options granted to employees and directors in 2003.

     B.   ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, the Company adopted a new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for asset retirement obligations which harmonizes the accounting with Generally Accepted Accounting Principles in the U.S. This standard significantly changed the method of accounting for future site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and depreciated over the estimated life of the mine. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as of December 31, 2002 were restated as follows: mining interests increased by $6,489 and the mine closure obligation increased to $7,019. An expense of $921 was recorded in 2003 for accretion of the mine closure obligation and depreciation for asset retirements. This accounting policy change increased the provision for mine closure costs by $53 in 2002 and $322 in 2001.

3)   CONCENTRATE AWAITING SETTLEMENT
The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between July and December 2003, including 147,570 ounces of palladium. At December 31, 2002, concentrate awaiting settlement included 93,619 ounces of palladium. Concentrate awaiting settlement was entirely from two domestic customers at December 31, 2003. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.


News Release, March 10, 2004       Page 7 of 9     North American Palladium Ltd.

4)   CRUSHED AND BROKEN ORE STOCKPILES
Crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

5)   MINE CLOSURE PLAN
As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At December 31, 2003, the Company had $4,733 on deposit with the Ministry and has agreed to make monthly deposits of $100.

6)   PALLADIUM SALES CONTRACT
The Company entered into a Palladium Sales Contract with a major automobile manufacturer, which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production delivered by June 30, 2005.

7)   LONG-TERM CREDIT FACILITIES
The Company's credit facilities are denominated in US dollars. At December 31, 2003, the outstanding long term debt, including current and long-term portions was $56,676 (US$43,844) compared to $120,329 (US$76,188) at December 31, 2002.
During 2003 the Company's long term debt was reduced by $63,653 as a result of repayments of $45,134 and a foreign exchange gain of $18,519.

8)   INCOME TAXES
The variance between the income taxes as computed at the combined statutory rate and the effective rate for the Company is reconciled as follows:

                                                            YEAR ENDED DECEMBER 31
                                                      2003          2002          2001
                                                   --------------------------------------
Income tax provision using statutory income tax
  rates                                               19,078      $ 11,888      $  5,573
Increase (decrease) in taxes resulting from:
  Changes in income tax rates and laws                (3,546)           --            --
  Resource allowance                                  (3,342)       (5,320)       (2,384)
  Non-taxable portion of capital (gains) losses       (2,908)           --         1,389
  Benefit of income tax losses not previously
  recognized                                            (811)           --        (2,200)
  Federal large corporations taxes                       837           817           827
  Ontario mining taxes                                   983         4,357         2,226
  Other                                               (2,137)        2,120           654
                                                   --------------------------------------
Income tax expense                                  $  8,154      $ 13,862      $  6,085
                                                   --------------------------------------

9)   CAPITAL STOCK
As at December 31, 2003, the Company had 50,895,338 common shares issued and outstanding (December 31, 2002 - 50,647,955). At December 31, 2003, the Company had 1,038,857 stock options outstanding at a weighted average exercise price of $9.24, expiring at various dates from March 3, 2005 to September 2, 2011.

News Release, March 10, 2004       Page 8 of 9     North American Palladium Ltd.

10)  CHANGES IN NON-CASH WORKING CAPITAL

                                                       2003           2002           2001
                                                    ----------     ----------     ----------
     Decrease (increase) in:
       Concentrate awaiting settlement              $  (9,298)     $  (2,778)     $ (32,825)
       Inventories and stockpiles                       3,179            507        (12,815)
       Accounts receivable and other assets               296            943          2,992
                                                    ----------     ----------     ----------
                                                       (5,823)        (1,328)       (42,648)
                                                    ----------     ----------     ----------
     Increase (decrease) in:
       Accounts payable and accrued liabilities         1,218         (2,442)         9,679
       Taxes payable                                     (630)        (1,599)         1,559
                                                    ----------     ----------     ----------
                                                          588         (4,041)        11,238
                                                    ----------     ----------     ----------

     Changes in non-cash working capital            $  (5,235)     $  (5,369)     $ (31,410)
                                                    ----------     ----------     ----------

11)  REVENUE FROM METAL SALES

                                                       2003           2002           2001
                                                    ----------     ----------     ----------

     Palladium                                      $ 109,443      $ 101,317      $  80,925
     Palladium forward contracts                       20,437         46,033         27,825
     Adjustments for mark to market                    (1,163)        (9,243)        (5,831)
     Other metals                                      63,424         38,666         18,577
                                                    ----------     ----------     ----------
                                                    $ 192,141      $ 176,773      $ 121,496
                                                    ----------     ----------     ----------

Palladium revenue includes the impact of the Palladium Sales Contract, which provides for a floor price of US$325 per ounce on 100% of palladium production. The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which was fully realized by June 30, 2003. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.

For the year ended December 31, 2003, revenue from other metals is comprised of nickel - $26,010; platinum - $18,847; gold - $9,826; copper - $7,722 and other metals - $1,019.


News Release, March 10, 2004       Page 9 of 9     North American Palladium Ltd.